





CHEMBIO
DIAGNOSTICS, INC.

2
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
Buffer
T C
ID
1
Sample
+
Buffer

RAPID tests for EARLIER treatments

Investor Presentation – May 2012

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

CHEMBIO

Investment Highlights



- Develops, Manufactures & Markets Point-of-Care Diagnostic Tests
- Robust pipeline of POC diagnostics for infectious diseases based on lateral flow and proprietary DPP® platforms
- Record Revenues and Income in 2009-2011 and 2012YTD
- Participating in $10 billion POC test market
- Partnered with leading license and distribution partners in U.S. and South America
- Multiple opportunities for additional products & strategic partnerships
- Seasoned management team with relevant industry and financial experience



Financial Summary - FY2009-2011 Results

- Product Revenue Growth of 40.8% over period to $17.4MM in 2011

- Gross Margin Growth of 60% over period to $9.4MM in 2011

- Non-Recurring Items Included in Net Income

  - $1.5MM QTDP grant in 2010 credited to R&D expense

  - $.3MM 2010 Expense related to possible strategic transaction

  - 2011 – Recognition of deferred tax asset valuation allowance of $5.1MM



(millions)

Revenue: $19.4
Gross Profit: $9.4
Net Income: $6.2

$20 $15 $10 $5 $0

2009 2010 2011

CHEMBIO

Three Months Ended March 31, 2011 & 2012
Selected Financial Results


(000s)
31-Mar-12
31-Mar-11
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Total Revenues
Lateral Flow Products
DPP Products
31-Mar-12
31-Mar-11
$800
$600
$400
$200
$0
($200)
Operating Income (Loss)

Our Business Strategy



ESTABLISH Chembio-DPP® Brand Serving Public Health & Related POCT Market Opportunities

COLLABORATE to Address New Market Opportunities by Leveraging our IP, Core Development and Manufacturing Competencies

CONTINUE to Increase Revenue and Profitability Growth to Drive Shareholder Value

POCTs - A Growing Global Market
Converting Lab Tests to POC and Creating New Markets



Global Point-of-Care Test (POCT) Market

$10 Billion

$45 Billion

In-Vitro Diagnostics Market

- **Rapid HIV Test Markets**
  - $200MM Global
  - Chembio Products in U.S. & Global Markets
  - Potential HIV OTC (Self-testing) Market Estimated at >$250MM

- **Other Current & Potential U.S. or Global POCT Markets**
  - Syphilis POCT Market
    - Estimated $75MM
    - DPP® Syphilis Screen & Confirm Tests in EU and Brazil; U.S. Clinical Studies
  - HIV/Syphilis Multiplex
  - Hepatitis-C POCT Market
    - Estimated at >$250MM
    - R&D
  - Veterinary POCT
    - Current $100MM
    - R&D

CHEMBIO

Product Portfolio At a Glance
In-Licensed Lateral Flow Technology

Lateral Flow Technology	Feasibility Testing	Clinical Testing	Marketed
Chembio HIV 1/2 STAT PAK	→	→	OUS Chembio
Clearview HIV 1/2 STAT PAK	→	→	US - Alere
SURE CHECK HIV 1/2	→	→	OUS - Chembio
Clearview Complete HIV 1/2	→	→	US - Alere
SURE CHECK HIV 1/2 OTC	→	→	

Product Portfolio At a Glance
Chembio Patented Dual Path Platform Technology

R&D	Clinical Testing	Marketed

Dual Path Platform Technology

DPP HIV Confirmatory	**Bio-Rad US & ROW**	**Brazil-FIOCRUZ**
DPP Syphilis Screen		**Brazil-FIOCRUZ**
Leptospirosis		**Brazil-FIOCRUZ**
Leishmaniasis		**Brazil-FIOCRUZ**
DPP HIV 1/2	**Completing Q2 2012**	**Brazil-FIOCRUZ**

Licensed or OEM

DPP Syphilis Screen & Confirm

HCV Pre-Natal Veterinary

Branded Products





FDA-Approved Lateral Flow HIV Tests Sold Globally



STAT-PAK®
Cassette Format

Essential Tool in Prevention Efforts Globally

- 50,000 new cases of HIV annually still in U.S.

- Estimated that >20% of HIV-positive individuals in U.S. unaware of their status

Marketed Exclusively in U.S. Professional Market by Alere, Inc. (NYSE: ALR)

- Chembio's U.S. market sales (to Alere) increased by 36.5% in 2011 to $7.2MM

- Estimated 20% U.S. market share

- Sold through distribution ex-U.S.



Sure Check®
Barrel Format

Pre-IDE Studies Ongoing for OTC "Barrel" HIV Test

CHEMBIO

Chembio Patented Technology: Dual Path Platform (DPP®)

A Patented Platform Technology with a Multitude of Potential Diagnostic Applications

Improves Performance (Sensitivity and Specificity)

- Features Independent Sample Path and Direct Binding
- Enables Improved Multiplex Products



Conjugate Pad
DPP®
Sample



2
DPP HIV 1/2
Tampão
12345C
ID
1
Amostra
+
Tampão
Bio-Manguinhos
CHEMBIO

MULTIPLEX DPP® HIV Confirmatory Test Launched in Brazil



Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

Foundational DPP Patent issued in U.S.; Additional patents issued or pending in U.S. & many foreign jurisdictions

CHEMBIO

OEM Collaboration with Brazil's Oswaldo Cruz Foundation (FIOCRUZ) for DPP® - 5 Products Approved 2010-2011



- Five Contracts with Aggregate $23MM of Minimum Purchases, All Products Approved in Brazil 2010-11

- $4.3MM Revenues in 2011 >$9MM Anticipated in 2012

- Possible New Products and Collaborations with FIOCRUZ & Others in Brazil






CHEMBIO

Branded Product : DPP® HIV Screening Assay For Use with Oral Fluid or Blood Samples

- Clinical Trials Completed April 2012
- Final Module Submission June 2012
- Anticipated FDA PMA Approval in 2012
- Market Launch 2013
- Improved Performance & Unique Features


DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay
for the Detection of Antibodies to HIV 1/2 in
Oral Fluids, Whole Blood (Venous or Finger-stick),
Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP HIV 1/2
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO

CHEMBIO

U.S. Rapid HIV Test Market* - Solid Growth Since 2006 with New CDC Testing Recommendations

	Complete (US) Sure Check® (Intl)	HIV 1/2 STAT-PAK®	DPP® HIV 1/2	OraQuick® Advance	Uni-Gold®
Manufacturer **Location** **Marketing**	Chembio Diagnostics NY *Alere in US; Distribution ex-US*	Chembio Diagnostics NY *Alere in US; Distribution ex-US*	Chembio Diagnostics NY TBD	Orasure Technologies PA Direct US Distribution Ex-US	Trinity Biotech Dublin, IR Direct & Distr. US Distr. Ex-US
FDA Approval Date	2006	2006	Anticipate by End of 2012	2003	2003
Technology	Lateral Flow	Lateral Flow	Patented Dual Path Platform DPP®	Lateral Flow	Lateral Flow
Key Features	Unitized Barrel Device; 2.5µl sample	5 µl sample size Standard Cassette	Patent-Pending Samptainer ™ Closed Sample System Earlier detection in seroconversion panels	Stiff Collector Pad Open sample vial leaning on stand	50 µl sample size Doesn't detect HIV-2
Sample Types	All Blood Matrices	All Blood Matrices	Oral Fluid & All Blood Matrices	Oral Fluid, Whole Blood, Plasma; not serum	All Blood Matrices
Est. US Mkt. Shr.	10%	15%	N/A	62%	13%

Does not include tests that are not CLIA waived

CHEMBIO

Branded Product: DPP® Syphilis Screen & Confirm

- First Dual POCT for Syphilis Enables Confirmation & Treatment At POC

- CE Marked October 2011, International Distribution being Established

- US 510(K) Clinical Trials 2012

Developed in collaboration with the U.S. Centers for Disease Control



Three Months Ended March 31, 2012 & 2011
Years Ended Dec. 2011 & 2010
Selected Financial Results

in (000's)	3 Mo. Mar. 31, 2012		3 Mo. Mar. 31, 2011		Y/E Dec. 31, 2011		Y/E Dec. 31, 2010	
Net Product Revenues	$ 6,363		$ 3,015		$ 17,422		$ 13,516	
Non-Product Revenues	290		621		1,966		3,188	
TOTAL REVENUES	**$ 6,653**		**$ 3,636**		**$ 19,388**		**$ 16,705**	
GROSS MARGIN	**3,333**	50%	**1,926**	53%	**9,390**	48%	**8,101**	48%
OPERATING COSTS:								
Research and development expenses	1,379	12%	1,290	35%	4,878	25%	2,586	15%
Selling, general and administrative expense	1,234	19%	775	21%	3,424	18%	2,941	18%
	2,613		2,065		8,302		5,527	
INCOME FROM OPERATIONS	**720**		**(139)**		**1,088**		**2,574**	
OTHER INCOME (EXPENSES):	**(1)**		**(3)**		**(12)**		**(15)**	
NET INCOME-Before Taxes	**719**	11%	**(142)**	-4%	**1,076**	6%	**2,559**	15%
Income tax (benefit) provision	**285**		**-**		**(5,133)**		**46**	
NET INCOME	**433**	7%	**(142)**	-4%	**6,209**	32%	**2,513**	15%

CHEMBIO

CEMI Selected Share & Balance Sheet Data

(in millions except per share and daily volume data)

Ticker Symbol (OTC-QB)	CEMI
Price 2/22/12	$0.490
52-Week High	$0.570
52-Week Low	$0.210
Outstanding Shares	63.9
Market Capitalization	$31.3
Fully Diluted Shares	69.7
Management Holding	12.5
Average Daily Volume (3 months)	32,500

($ in millions)	Mar'12	Dec'11	Dec. '10
Cash	$ 2,954	$ 3,011	$ 2,136
Total Current Assets	10,033	8,992	7,637
Total Assets	$16,360	$ 15,486	$ 9,086
Total Current Liabilities	3,133	2,858	3,076
Total Liabilities	3,254	2,991	3,277
Total Equity	13,106	12,495	5,809
Total Liabilities & Stockholders' Equity	$16,360	$ 15,486	$ 9,086

Options	Amt.	Avg. Ex. Price
4.31MM held by Mgmt. & Board	5.82MM	$0.229

CHEMBIO

Anticipated Milestones 2012-13

Product Revenues & Operating Results

- Full Year of New Products Launched in Brazil through FIOCRUZ
- Launch of DPP® HIV & Syphilis Tests in Global & US Markets
- Increased Lateral Flow HIV Test Sales in U.S. & Global Markets

Potential New Products & Marketing Collaborations

- Developments Related to Potential New Branded and/or OEM Products & Related Strategic Collaborations



Clinical & Regulatory Programs for Branded Products

- **DPP® HIV Oral Fluid Test**
  - Completion of Clinical Trials
  - Submit Module III for DPP®HIV PMA Approval
  - CLIA waiver, Product Launch
  - Potential OTC FDA Submission Activities

- **Syphilis Screen & Confirm**
  - Completion of Clinical Trials
  - Submit to FDA for 510(K) Clearance for Product Launch

  - **HIV OTC**
    - Potential OTC FDA Submission Activities for Sure Check® HIV @ DPP® HIV

CHEMBIO

Organization & Facility

- *FDA & USDA- Approved Development & Manufacturing Facility*

- *28,000 Sq. Ft. Leased Facility in Medford, NY*



TOTAL EMPLOYMENT
Approx. 170

SG&A — 11

Operations — 116

Research & Development — 29

Reg. & Clinical QA & QC — 15

CHEMBIO

Leadership

Executive		Joined Company
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP R&D	2000
Tom Ippolito	VP Regulatory, Clinical, QA/QC	2005
Rick Bruce	VP Operations	2000

Independent Directors	Joined Board
Gary Meller, MD, MBA	2005
Katherine Davis, MBA	2007
Barbara DeBuono, MD, MPH	2011
Peter Kissinger, Ph.D	2011

CHEMBIO

Investment Highlights





- Robust pipeline of POC diagnostics for infectious diseases based on lateral flow and proprietary DPP® platforms.

- 2011 product revenues increased by 29%. Three consecutive years of profitability

- $7 billion POC test market the fastest growing segment of $40 billion dollar in-vitro diagnostic market

- Key license and distribution partners in U.S. and South America driving revenue growth and multiple opportunities for additional strategic partnerships

- Seasoned management team with relevant industry and financial experience











CHEMBIO
DIAGNOSTICS, INC.

2
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO

RAPID tests for
EARLIER treatments

Thank You

Additional Slides

Comparative Selected Operating Results 2006-2011

(in 000s)		2011		2010		2009		2008		2007		2006	
REVENUES:													
Net Product sales	$	17,422		13,516		12,372		10,356		8,765		6,294	
Non-product revenues		1,966		3,189		1,462		694		466		208	
TOTAL REVENUES		**19,388**	$	**16,705**	$	**13,834**	$	**11,050**	$	**9,231**	$	**6,502**	
Cost of sales		9,998		8,604		7,974		7,198		6,435		4,894	
GROSS MARGIN		**9,390**	48%	**8,101**	48%	**5,860**	42%	**3,852**	35%	**2,796**	30%	**1,608**	25%
OVERHEAD COSTS:													
Research and development expenses		4,878	25%	2,586	15%	2,884	21%	2,606	24%	1,907	21%	1,401	22%
Selling, general and administrative expenses		3,424	18%	2,941	18%	2,659	19%	3,317	30%	3,765	41%	4,787	74%
		8,302		5,527		5,543		5,923		5,672		6,188	
INCOME (LOSS) FROM OPERATIONS		**1,088**		**2,574**		**317**		**(2,071)**		**(2,876)**		**(4,580)**	
OTHER INCOME (EXPENSES):													
Other income (expense)		-		(4)		(7)		96		121		(57)	
Interest income		6		4		9		34		145		29	
Interest expense		(19)		(15)		(10)		(8)		(17)		(387)	
		(13)		(15)		(8)		122		249		(415)	
NET INCOME (LOSS) BEFORE INCOME TAXES		**1,075**		**2,559**		**309**		**(1,949)**		**(2,627)**		**(4,995)**	
Income tax (benefit) provision		(5,133)		46		-		-		-		-	
NET INCOME (LOSS)		**6,208**	32%	**2,513**	15%	**309**	2%	**(1,949)**	-18%	**(2,627)**	-28%	**(4,995)**	-77%
Pref. Divid. '06/07, beneficial conversion feature in 2006 and effect of conversion in 2007		-		-		-		-		5,645		3,210	
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	**6,208**	$	**2,513**	$	**309**	$	**(1,949)**	-18% $	**(8,272)**	-90% $	**(8,205)**	-126%
Basic income (loss) per share	$	**0.10**	$	**0.04**	$	**0.00**	$	**(0.03)**	$	**(0.57)**	$	**(0.80)**	
Diluted income (loss) per share	$	**0.09**	$	**0.04**	$	**0.00**	$	**(0.03)**	$	**(0.57)**	$	**(0.80)**	
Weighted average number of shares outstanding, basic		62,998		62,103		61,946		61,267		14,608		10,293	
Weighted average number of shares outstanding, diluted		68,450		70,921		75,042		61,267		14,608		10,293	

CHEMBIO

Revenue Growth by Category: 2009-2011



Potential Impact of OEM & Branded Products on Revenue*



- DPP® Branded Product & Contract Revenue
- DPP® OEM Programs (FIOCRUZ & Others)
- Sure Check HIV OTC
- LF Rapid HIV Test- International
- LF Rapid HIV Tests - Alere

(in millions)

60
50
40
30
20
10
-

2011
2012
2013
2014
2015

*This portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance

CHEMBIO